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[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-50648 |

FACING PAGE

[redacted] Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Heritage Capital Mngmnt Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Baltic Place, Suite 2
(No. and Street)

Croton-on-Hudson, (City) New York (State) 10520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto and Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street, (Address) Ridgewood, (City) New Jersey (State) 07450 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





9/11/14

## OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE A. FISHER
Notary Public, State of New York
No. 01FI4815088
Qualified in Westchester County
Commission Expires 6-30-14

Joyce A. Fisher
Notary Public

Signature

President, CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hudson Heritage Capital Management, Inc.**

**Financial Statements**

**December 31, 2013**

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

Hudson Heritage Capital Management, Inc.
Index to the Financial Statements
For the year ended December 31, 2013

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

# Independent Auditor's Report

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

## Report on the Financial Statements

We have audited the accompanying financial statements of Hudson Heritage Capital Management, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 25, 2014

Hudson Heritage Capital Management, Inc.
Statement of Financial Condition
As of December 31, 2013

## Assets

| | | |
|---|---|---|
| Current assets | | |
| Cash | $ | 218,404 |
| Accrued fees receivable, no allowance | | 23,910 |
| Prepaid expenses and other current assets | | 2,025 |
| Total current assets | | 244,339 |
| Total assets | $ | 244,339 |

## Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accrued broker commissions | $ | 40,083 |
| Other current liabilities | | 23,655 |
| Total liabilities | | 63,738 |
| Stockholders' equity | | |
| Common stock, no par value, 200 shares authorized, issued and outstanding | | 2,000 |
| Additional paid in capital | | 20,000 |
| Retained earnings | | 158,601 |
| Total stockholders' equity | | 180,601 |
| Total liabilities and stockholders' equity | $ | 244,339 |

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Income
For the year ended December 31, 2013

| | | |
|---|---|---|
| **Revenues** | | |
| Fees | $ | 592,308 |
| Commissions revenue | | 95,790 |
| Other revenue | | 1,500 |
| Interest income | | 146 |
| Total revenues | | 689,744 |
| **Expenses** | | |
| Commissions expense | | 195,429 |
| Compensation and benefits | | 254,315 |
| Occupancy | | 60,323 |
| Insurance | | 15,965 |
| Professional fees | | 19,187 |
| Auto expenses | | 27,069 |
| Computer expenses | | 24,712 |
| Licenses and registration fees | | 8,540 |
| Other operating expenses | | 21,967 |
| Total expenses | | 627,507 |
| Net income before income taxes | | 62,237 |
| Income taxes | | 1,400 |
| Net income | $ | 60,837 |
| Basic earnings per share | $ | 304.19 |

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2013

| | | |
|---|---|---|
| Beginning stockholders' equity | $ | 167,394 |
| Net income | | 60,837 |
| Distributions | | (47,630) |
| Ending stockholders' equity | $ | 180,601 |

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc
Statement of Cash Flows
For the year ended December 31, 2013

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 60,837 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Accrued fees receivable | (8,560) |
| Prepaid expenses and other current assets | 700 |
| Accrued broker commissions and other current liabilities | (3,465) |
| Total adjustments | (11,325) |
| Net cash provided by operating activities | 49,512 |
| Cash flows from investing activities | - |
| Cash flows from financing activities | |
| Distributions paid | (47,630) |
| Net cash used by financing activities | (47,630) |
| Net increase in cash | 1,882 |
| Cash - beginning of period | 216,522 |
| Cash - end of period | $ 218,404 |
| **Supplemental disclosures of cash flow information** | |
| Cash paid during the period for | |
| Interest | $ - |
| Income taxes | 1,923 |

The accompanying notes are an integral part of the financial statements.

**Hudson Heritage Capital Management, Inc.**
**Notes to the Financial Statements**
**December 31, 2013**

## Note 1 – Organization and Nature of Business

Hudson Heritage Capital Management, Inc. (the "Company") is a broker-dealer incorporated October 1, 1997 in New York. The Company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2013, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

## Note 2 – Summary of Significant Accounting Policies

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting. Expenses are recognized when incurred, rather than when cash is disbursed, and revenue is recognized when earned, rather than when cash is received.

*Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

*Allowance for Doubtful Accounts*

The Company provides for estimated losses on accrued fees receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accrued fees receivable at December 31, 2013 and has determined that no allowance for doubtful accounts is required as the accrued fees receivable balance at December 31, 2013 has been collected in full subsequent to December 31, 2013.

**Note 2 – Summary of Significant Accounting Policies (continued)**

*Commissions*

Commissions are recorded as securities transactions occur and are credited by account.

*Investment Advisory Income*

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

**Note 3 – Fair Value**

***Fair Value Hierarchy***

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

**Note 3 – Fair Value (continued)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist mainly of cash, accounts payable and accrued expenses. The carrying amounts in these financial statements approximate fair value due to their short-term nature.

**Note 4 – Income Taxes**

The Company, with the consent of its shareholders, has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. The Company records a provision for income taxes for its New Jersey income tax and New York franchise tax. The provision for income taxes for the year ended December 31, 2013 consists of $1,400 in current state income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is currently not under any examination by federal or state tax authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2010.

**Note 5 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $154,666, which was $149,666 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2013 was 0.41 to 1.

**Note 6 – Employee Benefit Plan**

The Company has a qualified retirement savings plan covering eligible full-time employees.

**Note 7 – Commitments and Contingencies**

*Operating Leases*

The Company rents office space under non-cancelable operating lease agreements expiring through 2016. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding certain operating costs, follows:

| Year ending December 31, | |
|---|---|
| 2014 | 69,617 |
| 2015 | 62,787 |
| 2016 | 14,158 |
| Total | $ 146,562 |

Minimum payments have not been reduced by minimum sublease rentals of $38,005 due in the future under non-cancelable subleases.

The following shows the composition of total rental expense for the year ended December 31, 2013:

| | |
|---|---|
| Minimum rentals | 74,997 |
| Less: Sublease rentals | (23,878) |
| | $ 51,119 |

**Note 8 – Basic Earnings Per Share**

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

**Note 9- Subsequent Events**

The Company has evaluated subsequent events through February 25, 2014, the date which the financial statements were available to be issued.

## SUPPLEMENTARY INFORMATION

**Schedule I**

**Hudson Heritage Capital Management, Inc.**

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2013**

| | |
|---|---|
| Net Capital | |
| Total stockholders' equity | $ 180,601 |
| Deduct stockholders' equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 180,601 |
| Deductions and/or charges: | |
| Nonallowable assets: | (25,935) |
| Net capital before haircuts on securities positions (tentative net capital) | 154,666 |
| Haircuts on securities | - |
| Net capital | $ 154,666 |
| Aggregate indebtedness: | |
| Accrued broker commissions and other current liabilities | $ 63,738 |
| Computation of basic net capital requirement | |
| 6 2/3% of aggregate indebtedness | $ 4,249 |
| Minimum net capital required: | $ 5,000 |
| Excess net capital | $ 149,666 |
| Ratio: Aggregate indebtedness to net capital | 0.41 to 1 |

**Reconciliation with Company's Computation (Included in part II of Form X-17A-5 as of December 31, 2013)**

| | |
|---|---|
| Net capital, as reported in Company's part II (unaudited) FOCUS report | $ 160,969 |
| Audit adjustments to record additional compensation | (5,597) |
| Other audit adjustments, net | (706) |
| Net capital per above | $ 154,666 |

# HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2013

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

*See independent auditor's report.*

# HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2013

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

*See independent auditor's report.*

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

In planning and performing our audit of the financial statements of Hudson Heritage Capital Management, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
February 25, 2014

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.
20 Baltic Place, Suite 2
Croton-on-Hudson, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hudson Heritage Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hudson Heritage Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hudson Heritage Capital Management, Inc.'s management is responsible for the Hudson Heritage Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

February 25, 2014

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050648 FINRA DEC
HUDSON HERITAGE CAPITAL MGNT INC 8*8
20 BALTIC PL STE 2
CROTON ON HUDSON NY 10520-1644

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre
(914)271-8102

2. A. General Assessment (item 2e from page 2) $1724

B. Less payment made with SIPC-6 filed (exclude interest) ( 841 )

7/29/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 883

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 883

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 883

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Heritage Capital Management Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 20 14.

President/CCO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 689,744 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | -0- |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | -0- |
| 2d. SIPC Net Operating Revenues | $ 689,744 |
| 2e. General Assessment @ .0025 | $ 1,724 (to page 1, line 2.A.) |